EXHIBIT G


H. J. MEYERS & CO., INC.
         INVESTMENT BANKERS
10880 Wilshire Boulevard, Suite 1700, Los Angeles, California 90024-4118 310-234-2000, Fax 310-234-2008, 800-350-7880
Member NASD SiPC

June 12, 1998

Board of Directors
ASD Group, Inc.
1 Industry Street
P.O. Box 3210
Poughkeepse, NY 12603

Gentlemen:

         You have requested our opinion as investment bankers as to the fairness from a financial point of view of the consideration to be invested by the "New Investor Group" led by Peter Zachariou into ASD Group, Inc. ("ASDG") pursuant to the summary agreement and term sheet dated June 11, 1998 (the "Agreement") between ASDG and the New Investor Group involving a recapitalization of the Company (the "Transaction"). The terms of this Agreement, among other items, provides for the initial investment of $1.9 million by the New Investor Group in exchange for newly issued ASDG common stock or common stock equivalents representing approximately 73% of ASDG upon the closing of this Transaction. In addition, the New Investor Group has the right to extinguish certain debt obligations of ASDG with an additional investment of $1.5 million in common stock or common stock equivalents, thus increasing the New Investor Group's equity position in ASDG to approximately 77%.

         H.J. Meyers & Co., Inc., as part of its investment banking business is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

         In connection with rendering our opinion set forth herein, we have:

         (i) Reviewed certain other non-public financial information including financial forecasts for ASDG furnished by the Company's management.

         (ii) Participated in discussions with members of management of ASDG concerning the financial condition, businesses, financial forecasts and prospects of ASDG both with and without an infusion of new capital.

ASD Group, Inc.
June 12, 1998
Page 2


         (iii) Performed such other analysis, as we have deemed appropriate in arriving at our opinion.

         In our review and analysis and in arriving at our opinion, we have assumed and relied without independent investigation or verification, upon the accuracy, completeness and authenticity of all of the financial and other information provided to us by ASDG and have relied upon the publicly available information reviewed by us. We have not been engaged to independently verify this information. Furthermore, we have not conducted physical inspection of any of the assets, properties or facilities of ASDG, nor have we made or obtained any independent evaluation or appraisal of any such assets, properties or facilities or any of the liabilities of ASDG. With respect to financial forecasts provided to us by management of ASDG, we have assumed that they were reasonably prepared on a basis reflecting the best available estimates and judgements of management of ASDG at the time of preparation as to the future performance of ASDG. We have relied upon the management of ASDG as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefor). We express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed the conditions and terms of the New Investor Group and their investment set forth in the Agreement would be satisfied.

         This opinion is based upon, and limited in its entirety to, circumstances existing and disclosed to us as of the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration and does not address ASDG's underlying requirements or business decision to effect transactions or any other terms of the Agreement, including any matter contemplated by the Agreement after the date hereof.

         This opinion has been prepared solely for the confidential use of the Board of Directors and senior management of ASDG and will not be reproduced, summarized, described or referred to or given to any other person without our prior written consent and may not be relied upon by any other persons.

         We have acted as a limited financial advisor to the Company in connection with the Transaction and will receive from the Company a fee for providing this service that is to include cash, stock and a reduction in the exercise price of warrants previously granted. The Company has also agreed to indemnify us under certain circumstances. In the ordinary course of our business we may actively trade securities of the Company for our own account or for the accounts of customers, and, accordingly may hold at any time a long or short position.

         Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration paid to ASDG in connection with the New Investor Group is fair from a financial point of view.

Very truly yours,
H.J. Meyers & Co., Inc.